Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drills New High Grade Silver-Gold Discovery on Recently
Acquired Porvenir Cuatro Property in Guanacevi District, Durango, Mexico

Vancouver, Canada – September 1, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX:EDR)(NYSE Amex:EXK)(DBFrankfurt:EJD) announces that the first drilling program on the recently acquired Porvenir Cuatro property in Guanacevi District, Durango, Mexico has discovered a new zone of high grade, silver-gold mineralization.

Drilling highlights include 713 grams per tonne silver and 3.85 gpt gold over a 5.67 meter true width (30.4 oz per ton silver equivalents over 18.6 feet) in hole PC50-2, including 3,250 gpt silver and 39.7 gpt gold over 0.31 m true width (181.1 opt silver equivalents over 1.0 ft) assuming a 60:1 silver:gold ratio based on current silver/gold prices - base metals are not included as silver-equivalents).

Barry Devlin, Vice President Exploration for Endeavour commented: “This new high grade silver-gold discovery at Porvenir Cuatro is a great start to our 2009 drilling program at Guanacevi. We knew the property had good potential because of the historic, small high grade El Serrano mine. It is situated within the same Santa Cruz vein system that contains the Alex Breccia, Santa Cruz, Porvenir Mine and Porvenir Dos ore-bodies along strike to the south-east. Because Serrano sits near the topographic high on the Porvenir Cuatro property, we interpreted the main “bonanza” zone to occur lower in elevation. Our initial drill holes have proved this interpretation and the new discovery is wide open along strike and down dip.”

Assay results for the four drill holes that returned significant high-grade silver-gold mineralization are shown in the table below.  The other three drill holes completed in the first phase program were drilled above the bonanza horizon.

PORVENIR CUATRO DRILL RESULTS

Hole	Vein	From	To	Core Length	True Width	Silver	Gold
		(m)	(m)	(m)	(m)	(gpt)	(gpt)
PC49-1	Santa Cruz Vein	252.60	255.15	2.55	1.80	297	1.12
	Including	254.00	254.30	0.30	0.21	1,070	5.29
PC50-2	Santa Cruz Vein	305.50	312.90	7.40	5.67	713	3.85
	Including	307.65	308.05	0.40	0.31	3,250	39.70
	Including	309.20	309.50	0.30	0.23	1,310	2.60
	Including	311.30	311.90	0.60	0.46	1,040	3.79
PC51-2	Santa Cruz Vein	211.50	217.95	6.45	4.94	293	0.88
	Including	211.50	212.00	0.50	0.38	829	3.07
PC52-2	Santa Cruz Vein	177.55	180.20	2.65	2.22	389	2.29
	Including	179.30	180.20	0.90	0.75	726	4.79

The  Porvenir Cuatro and La Brisa properties (55.5 hectares) adjoin Endeavour’s  Porvenir Dos property and cover an additional 670 meters of strike length along the Santa Cruz vein system. The Porvenir Dos mine is currently in development for production in Q4, 2009 and it lies adjacent to Endeavour’s operating Porvenir mine.

As a result of the success of the Phase I drill program, a 5,200m, 16-hole Phase II program was recently approved and is now underway to continue expanding the new discovery.

Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour, is the Qualified Person who reviewed this news release and supervised the sampling program at the Porvenir Cuatro Project. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the Guanacevi field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. (TSX:EDR)(NYSE Amex:EXK)(DBFrankfurt:EJD) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Godfrey Walton"

Godfrey Walton

President and COO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding planned work programs.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements.  Such risk factors herein include, but are not limited to, fluctuations in future metal prices and exchange rates, uncertainties inherent in the estimation of reserves and resources and the availability of capital.  Such factors are described in the section “risk factors” contained in the Company’s most recent Annual Information Form filed with Canadian securities regulatory authorities and Form 40-F filed with the United States Securities and Exchange Commission.  Mineral resources do not have demonstrated economic viability.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended.  There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information.  The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.  Accordingly, readers should not place undue reliance on forward-looking statements or information.